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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 29, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       OH
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER   772,658 (including 257,143 warrants
     SHARES            exercisable at $21.00 per share (the "Warrants"))
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,733,938 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             772,658 (including 257,143 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,733,938 (including 428,572 Warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,733,938 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.50% (12.95% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            530,451 (including 171,429 Warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,733,938 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             530,451 (including 171,429 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,733,938 (including 428,572 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,733,938 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.50% (12.95% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        The R. Templeton Smith Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       OH
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            430,829
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,733,938 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             430,829
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,733,938 (including 428,572 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,733,938 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.50% (12.95% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 45 Hartwell Avenue, Lexington, MA 02173. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of December 29, 1999 and amends the Schedule 13 D filed on August 3, 1998, Amendment No. 1 filed on December 22, 1998, Amendment No. 2 filed on January 25, 1999, Amendment No. 3 filed on February 16, 1999, Amendment No. 4 filed on April 15, 1999 and Amendment No. 5 filed on May 24, 1999 ("Amendment No. 5"; collectively the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 2.  Identity and Background

     The Reporting Persons currently are The Rockside Foundation, an Ohio not-for-profit corporation ("Rockside"), Mark T. Smith ("Smith") and The R. Templeton Smith Foundation, an Ohio not-for-profit corporation (the "Foundation"). The address for Rockside is 524 North Avenue, New Rochelle, NY 10801. The address for Mr. Smith is 7670 First Place, Oakwood, OH 44146. The address for The R. Templeton Smith Foundation is 3001 Fairmont Boulevard, Cleveland Heights, OH 44118. Mr. Smith is one of three trustees of Rockside and a trustee of the Foundation. Each of the Reporting Persons is a private investor. During the last five years, none of the Reporting Persons have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Smith is a citizen of the United States of America.

Item 4.  Purpose of Transaction

     The Reporting Persons are the sole members of The Monterey Stockholders Group LLC ("Monterey"), a Delaware limited liability company, which entity was used to commence a proxy solicitation in June, 1999 relating to the Issuer's annual meeting held on June 23, 1999. Effective December 29, 1999, two members of Monterey and Reporting Persons of this Schedule 13D, Mr. Thomas O'Brien, an individual ("O'Brien"), and Logg Investment Research, Inc., a Nevada corporation involved in investment management ("Logg"), withdrew from Monterey and from the group of Reporting Persons of this Schedule 13D. This Amendment No. 6 is being filed to properly reflect the current composition and holdings of the group of remaining Reporting Persons.

     Although they have no current intention to do so, depending on market conditions and other factors, the remaining Reporting Persons may acquire additional shares, or, subject to the provisions of Section 16 of the Exchange Act, sell all or a portion of their shares of Common Stock or Warrants. The remaining Reporting Persons have no current plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page. The stockholdings of the Reporting Persons have been adjusted to reflect the departure of O'Brien and Logg from the group of Reporting Persons. Except for the subtraction of such shares from the group of remaining Reporting Persons, no securities of the Issuer have been acquired or disposed of by the remaining Reporting Persons since the date of Amendment No. 5.

     Monterey does not own any securities of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Effective December 29, 1999, O'Brien and Logg entered into a withdrawal agreement with the remaining Reporting Persons (the "Agreement") pursuant to which O'Brien and Logg withdrew from the group of Reporting Persons and gave notice to Smith of their cancellation of the agreement dated as of January 29, 1999 among O'Brien, Logg and the remaining Reporting Persons which agreement gave to Smith the ability to file certain documents with the Securities and Exchange Commission on their behalf. Pursuant to the Agreement, Logg and O'Brien will no longer give investment advice relating to the Issuer's securities to either Smith, Rockside or the Foundation. In addition, the Agreement also withdrew the discretionary authority of Logg and O'Brien to execute securities transactions for either Smith, Rockside or the Foundation. A copy of the Agreement is included as an exhibit to this Amendment No. 6.

Item 7. Materials to be Filed as Exhibits

Exhibit 10.1  Withdrawal Agreement dated as of December 29, 1999

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 2000

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith




                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)

                                  Exhibit Index

Exhibit Number              Title                                     Page
--------------              -----                                     ----

10.1                        Withdrawal Agreement